================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                   NEFF CORP.
                                (Name of Issuer)


CLASS A COMMON STOCK, $.01 PAR VALUE                            006400941
   (Title of class of securities)                             (CUSIP number)


                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 11, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 13 Pages)


================================================================================





47660.1854

--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 2 of 13
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON:                                 GECFS, INC.
             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    WC

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    5,100,000 (SEE ITEM 5)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               5,100,000 (SEE ITEM 5)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  5,100,000 (SEE ITEM 5)

------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   24.1%
                                                                                                   (SEE ITEM 5)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 3 of 13
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1           NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
             I.R.S. IDENTIFICATION NOS.                                                13-1500700
             OF ABOVE PERSONS:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    WC

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    5,100,000 (SEE ITEM 5)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               5,100,000 (SEE ITEM 5)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  5,100,000 (SEE ITEM 5)

------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  24.1%
                                                                                                  (SEE ITEM 5)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 4 of 13
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
             S.S. OR I.R.S. IDENTIFICATION NO.                                         06-1109503
             OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                            DISCLAIMED BY GENERAL ELECTRIC CAPITAL
                                                                            SERVICES, INC.
------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        NOT APPLICABLE
                                                                                        (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------                ------------------------------------
CUSIP No.                        006400941                                            13D                        Page 5 of 13
--------------------------------------------------------------------------------                ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                                GENERAL ELECTRIC COMPANY
             S.S. OR I.R.S. IDENTIFICATION NO.                                         14-0689340
             OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                              (A) [_]
                                                                                                                            (B) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:                    NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

------------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
    SHARES
                        ------------------------------------------------------------------------------------------------------------
 BENEFICIALLY              8     SHARED VOTING POWER:                                  0
   OWNED BY
                        ------------------------------------------------------------------------------------------------------------
     EACH                  9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
  REPORTING
                        ------------------------------------------------------------------------------------------------------------
 PERSON WITH               10    SHARED DISPOSITIVE POWER:                             0

------------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                       SHARES DISCLAIMED BY GENERAL
                                                                                       ELECTRIC COMPANY
------------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                             [_]

------------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    NOT APPLICABLE
                                                                                                    (SEE 11 ABOVE)
------------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                 CO

------------------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

                     This statement relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of Neff Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3750 N.W. 87th Avenue, Miami, Florida 33178.

ITEM 2.  IDENTITY AND BACKGROUND.

                     This statement is filed by General Electric Capital Corporation, a New York corporation ("GE Capital"), for and on behalf of itself, GECFS, Inc. ("GECFS"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECS is a wholly-owned subsidiary of GE, GE Capital is a subsidiary of GECS and GECFS is a wholly owned subsidiary of GE Capital. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

                     GECFS is a Nevada corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927 and operates primarily in the financing industry.

                     GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

ITEMS 2(A), (B) AND (C)

                     For information with respect to the identity and background of each executive officer and director of GECFS, GE Capital, GECS and GE see Schedules I, II, III and IV attached hereto, respectively.

                     This statement is being filed while GECFS, GE Capital, GECS and GE are in the process of verifying information required herein from their respective executive officers and directors. If GECFS, GE Capital, GECS or GE obtains information which would cause a change in the information contained herein, an amendment to this statement will be filed that will set forth such change in information.

ITEMS 2(D) AND (E)

                     During the last five years none of GECFS, GE Capital, GECS, GE nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 2(F)

                     To the knowledge of GECFS, GE Capital, GECS and GE, all persons identified on Schedules I through IV are U.S. citizens, except that (i) Paolo Fresco, a director of GE, is an Italian citizen, (ii) Claudio X. Gonzalez, a director of GE, is a Mexican citizen, (iii) Andrea Jung, a director of GE, is a Canadian citizen, (iv) G.S. Malm, an executive officer of GE, is a Swedish citizen and (v) Nigel Andrews, an executive officer of GECS and GE Capital and a director of GECS and GE Capital, is a UK citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     On December 22, 1995, the Company and GE Capital entered into a purchase agreement (the "Purchase Agreement") providing for the purchase on that date by GE Capital, for an aggregate purchase price of $12 million, of 300,000 shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") and a warrant to acquire up to twenty percent (20%) of the outstanding Common Stock. On December 30, 1996, GE Capital exercised the warrant and acquired 26,667 shares of Common Stock at an exercise price of $0.01 per share. Pursuant to an Exchange Agreement and following the exercise of the warrant, GE Capital converted its shares of Common Stock into 800,000 shares of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"). On December 30, 1996, GECFS purchased 800,000 shares of the Company's Series C Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), for an aggregate purchase price of $32 million. Thereafter, GE Capital transferred the Series B Preferred Stock owned by it to GECFS. On March 25, 1998 GECFS exchanged all 800,000 shares of Series B Preferred Stock and all 800,000 shares of Series C Preferred Stock for 6,000,000 shares of Class B Common Stock of the Company. Each share of the Class B Common Stock of the Company is convertible, at the option of the holder, into one share of the Common Stock of Neff Corp. On March 25, 1998 and May 20, 1998, GECFS sold an aggregate amount of 900,000 shares of its Class B Common Stock to Santos Fund I, L.P. In May, 1998, the Company redeemed all of the Series A Preferred Stock owned by GE Capital.


ITEM 4.  PURPOSE OF TRANSACTION.

                     As described in a letter, dated April 14, 2000, from Kevin Fitzgerald and GE Capital, each on behalf of Neff Investors, Inc. ("Neff Investors"), to the Company (the "Proposal Letter") attached hereto as Exhibit 1, Neff Investors made a proposal with respect to a transaction in which Neff Investors would acquire the Company in a merger (the "Company Merger"). Pursuant to the proposed terms of the Company Merger, (i) each publicly held share of Common Stock (exclusive of shares held by Jorge Mas, Juan Carlos Mas and Jose Mas (the "Mas Group")) would be acquired for a cash price of $9.00 per share (the "Cash Price"); (ii) 30% of the shares of Common Stock collectively held by the Mas Group would be acquired for the Cash Price per share and (iii) the balance of the Common Stock held by the Mas Group would be converted to a new class of common stock of the Company on the terms described in the Proposal Letter. The transactions described in the Proposal Letter are referred to herein as the "Proposed Transaction." In connection with the Proposed Transaction, the Company Common Stock would be delisted from the New York Stock Exchange and would be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                     The Proposal Letter provided that the Proposed Transaction would be subject to certain conditions, including, among others, (i) completion of the financing arrangements necessary to consummate the Proposed Transaction,
(ii) approval by the Company's Board of Directors and (iii) the negotiation and execution of definitive agreements providing for the Proposed Transaction and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary terms and conditions for a transaction of the type proposed.

                     Attached to the Proposal Letter is a letter between GE Capital and Jorge Mas relating to the Mas Group's participation in the Proposed Transaction.

                     The proposal contained in the Proposal Letter expired by its terms on April 19, 2000. In a letter dated April 19, 2000, from Cadwalader, Wickersham & Taft, counsel to the Special Committee of the Board of Directors of the Company (the "Neff Special Committee"), to Kevin Fitzgerald and GE Capital (the "Special Committee Letter") attached hereto as Exhibit 2, Kevin Fitzgerald and GE Capital were notified that the Special Committee has instructed its legal and financial advisors to work with them towards the prompt completion of the Proposed Transaction. On April 20, 2000, Kevin Fitzgerald and GE Capital notified counsel to the Special Committee by letter dated such date (the "Subsequent Letter") attached hereto as Exhibit 3, that despite the expiration of the proposal set forth in the Proposal Letter, GE Capital and Kevin Fitzgerald are prepared to work with the Neff Special Committee's legal and financial advisors towards the completion of the transaction on terms and conditions mutually satisfactory to the parties. The Subsequent Letter stated that these conditions will include, among others, (i) the receipt of necessary financing, (ii) the negotiation and execution of mutually acceptable acquisition documentation and (iii) the approvals of the Boards of Directors of the Company and General Electric Capital Corporation.

                     GE Capital and GECFS expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, GE Capital and GECFS reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a new or revised proposal with respect to the Company and may terminate, modify or withdraw the proposal contained in the Subsequent Letter. In particular, GE Capital and GECFS may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock or Class B Common Stock, or exchange Class B Common Stock which they have acquired for Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act. The descriptions of the Proposal Letter, the Special Committee Letter and the Subsequent Letter contained in this
Schedule 13D are qualified in their entirety by reference to the Proposal Letter (attached hereto as Exhibit 1), the Special Committee Letter (attached hereto as
Exhibit 2) and the Subsequent Letter (attached hereto as Exhibit 3), respectively.

                     Except as set forth above, none of GECFS, GE Capital, GECS, or GE has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of the instructions to
Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                     (a) and (b) GECFS, Inc. is wholly-owned by General Electric Capital Corporation through other subsidiaries of General Electric Capital Corporation. GECFS, Inc. is the direct beneficial owner of 5,100,000 shares of the Class B Common Stock of Neff Corp. Through its ownership of GECFS, Inc., General Electric Capital Corporation, GECS and GE may be deemed the beneficial owner of such shares. For the purposes of calculating the percentage of Common Stock of Neff Corp. beneficially owned by GECFS, Inc., General Electric Capital Corporation, GECS and GE, it was assumed that the Class B Common Stock of Neff Corp. held by GECFS, Inc. had been converted into Common Stock. The aggregate percentage of Common Stock beneficially owned by GECFS, GE Capital, GECS and GE is approximately 24.1%.

                     GECFS, GE Capital, GECS and GE have been advised that Jorge Mas beneficially owns 5,602,744 shares of Common Stock which includes shares beneficially owned through Santos Fund I, L.P. and Jorge Mas Holding I Limited Partnership. These holdings constitute approximately 34.9 % of the Common Stock.

                     GECFS, GE Capital, GECS and GE have been advised that Juan Carlos Mas beneficially owns 2,381,303 shares of Common Stock which includes shares beneficially owned by Juan Carlos Mas Holding I Limited Partnership. These holdings constitute approximately 11.3 % of the Common Stock.

                     GECFS, GE Capital, GECS and GE have been advised that Jose Mas beneficially owns 2,381,303 shares of Common Stock which includes shares beneficially owned by Jose Ramon Mas Holding I Limited Partnership. These holdings constitute approximately 11.3 % of the Common Stock.

                     GECFS, GE Capital, GECS and GE have been advised that Kevin Fitzgerald beneficially owns 1,336,610 shares of Common Stock which includes shares beneficially owned by Santos Fund I, L.P. and shares of Common Stock issuable upon the exercise of outstanding options to purchase Common Stock. These holdings constitute approximately 8.3 % of the Common Stock.

                     As a result of the matters described in Item 4 above, GECFS, GE Capital, GECS and GE together with Kevin Fitzgerald, Jorge Mas, Juan Carlos Mas and Jose Mas may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and GECFS, GE Capital, GECS and GE may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by Kevin Fitzgerald, Jorge Mas,

Juan Carlos Mas and Jose Mas. GECS and GE disclaim beneficial ownership of any such shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by GECFS, GE Capital, Kevin Fitzgerald and the Mas Group is 15,901,960, representing 75.1% of the Common Stock.

                     Except as disclosed herein, none of GECFS, GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any Common Stock of the Company or presently has a right to acquire any Common Stock of the Company.

                     (c) Except as set forth above, neither GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any Common Stock of the Company during the past 60 days.

                     (d) No person except for GECFS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock covered by this statement.

                     (e) Not applicable.

                     Neither the filing of this Schedule 13D nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     As described in Item 4 of this Schedule 13D, the Proposal Letter (attached hereto as Exhibit 1), which expired on April 19, 2000, contained a proposal by Kevin Fitzgerald and GE Capital, each on behalf of Neff Investors, to the board of directors of the Company with respect to the Proposed Transaction. Pursuant to the Subsequent Letter (attached as Exhibit 3) and in response to the Special Committee Letter (attached as Exhibit 2), GE Capital and Kevin Fitzgerald indicated that despite the expiration of the proposal set forth in the Proposal Letter, they are prepared to work with the Special Committee's legal and financial advisors towards the completion of the transaction on terms and conditions mutually satisfactory to the parties. The descriptions of the Proposal Letter, the Special Committee Letter and the Subsequent Letter contained in this Schedule 13D are qualified in their entirety by reference to the Proposal Letter (attached hereto as Exhibit 1), the Special Committee Letter (attached hereto as Exhibit 2) and the Subsequent Letter (attached hereto as Exhibit 3), respectively.

                     Except as set forth in this Schedule 13D, and except for the Joint Filing Agreement dated April 19, 2000 among GECFS, GE Capital, GECS and GE, attached as Exhibit 4 to this Schedule 13D, none of GECFS, GE Capital, GECS or GE have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Proposal Letter, dated April 14, 2000.
Exhibit 2  Special Committee Letter, dated April 19, 2000
Exhibit 3  Subsequent Letter, dated April 20, 2000
Exhibit 4 Joint Filing Agreement dated April 21, 1999 among GECFS, GE Capital, GECS and GE.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GECFS, INC.

                                          By: /s/ Peter Ringger
                                              ---------------------------------
                                              Name: Peter Ringger
                                              Title: Director


                                          Dated:  April 21, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GENERAL ELECTRIC CAPITAL CORPORATION

                                          By: /s/ Nancy E. Barton
                                              ---------------------------------
                                              Name: Nancy E. Barton
                                              Title: Senior Vice President,
                                                     General Counsel
                                                     and Secretary


                                          Dated:  April 21, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GENERAL ELECTRIC CAPITAL SERVICES, INC.

                               By: /s/ Nancy E. Barton
                                   ---------------------------------
                                   Name: Nancy E. Barton
                                   Title: Senior Vice President,
                                          General Counsel
                                          and Secretary



                               Dated:  April 21, 2000

                                   SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ Nancy E. Barton
                                           ---------------------------------
                                           Name: Nancy E. Barton
                                           Title: Attorney-In-Fact





                                       Dated:  April 21, 2000

                           SCHEDULE I TO SCHEDULE 13D

                  Filed by General Electric Capital Corporation

                                   GECFS, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       PRESENT                                  PRESENT
                                       BUSINESS                                 PRINCIPAL
NAME                                   ADDRESS                                  OCCUPATION
----                                   -------                                  ----------
Directors
---------
Peter Ringger                          GECFS, Inc.                              Global Business Development Manager, GE
                                       4246 So. Riverboat Road                  Capital Financial Inc.
                                       Salt Lake City, UT 84123
Brent P. Wallace                       GECFS, Inc.                              Chief Financial Officer, GE Capital Financial
                                       4246 So. Riverboat Road                  Inc.
                                       Salt Lake City, UT 84123
Jeffery R. Dye                         GECFS, Inc.                              President, GE Capital Financial Inc.
                                       4246 So. Riverboat Road
                                       Salt Lake City, UT 84123
Officers
Jeffery R. Dye                         GECFS, Inc.                              President, GE Capital Financial Inc.
                                       4246 So. Riverboat Road
                                       Salt Lake City, UT 84123
Brent P. Wallace                       GECFS, Inc.                              Secretary, GE Capital Financial Inc.
                                       4246 So. Riverboat Road
                                       Salt Lake City, UT 84123



                           SCHEDULE II TO SCHEDULE 13D

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS

                                    PRESENT                                    PRESENT
                                    BUSINESS                                   PRINCIPAL
NAME                                ADDRESS                                    OCCUPATION
----                                -------                                    ----------
Directors
---------
Nigel D.T. Andrews                  General Electric Capital Corporation       Executive Vice President, General Electric
                                    260 Long Ridge Road                        Capital Corporation
                                    Stamford, CT 06927

Nancy E. Barton                     General Electric Capital Corporation       Senior Vice President, General Counsel and
                                    260 Long Ridge Road                        Secretary, General Electric Capital Corporation
                                    Stamford, CT 06927

James R. Bunt                       General Electric Company                   Vice President and Treasurer, General Electric
                                    3135 Easton Turnpike                       Company
                                    Fairfield, CT 06431

D.L. Calhoun                        General Electric Company                   Senior Vice President, GE Lighting
                                    Nela Park
                                    Cleveland, OH 44122

Dennis D. Dammerman                 General Electric Company                   Vice Chairman and Executive Officer, General
                                    3135 Easton Turnpike                       Electric Company; Chairman and Chief Executive
                                    Fairfield, CT  06431                       Officer, General Electric Capital Services,
                                                                               Inc.

Benjamin W. Heineman, Jr.           General Electric Company                   Senior Vice President, General Counsel and
                                    3135 Easton Turnpike                       Secretary, General Electric Company
                                    Fairfield, CT 06431

Jeffrey R. Immelt                   General Electric Medical Systems           President and Chief Executive Officer, General
                                    3000 N. Grandview Boulevard                Electric Medical Systems
                                    Waukesha, WI 53188

W. James McNerney, Jr.              GE Aircraft Engines                        President and Chief Executive Officer, GE
                                    One Neumann Way                            Aircraft Engines
                                    Cincinnati, OH 45215-6301

John H. Myers                       GE Investment Corporation                  Chairman and President, GE Investment
                                    3003 Summer Street                         Corporation
                                    Stamford, CT 06904

Robert L. Nardelli                  General Electric Company                   President and Chief Executive Officer, GE
                                    One River Road                             Power Systems
                                    Schenectady, NY 12345

Denis J. Nayden                     General Electric Capital Corporation       President and Chief Executive Officer, General
                                    260 Long Ridge Road                        Electric Capital Corporation
                                    Stamford, CT 06927

                                    PRESENT                                    PRESENT
                                    BUSINESS                                   PRINCIPAL
NAME                                ADDRESS                                    OCCUPATION
----                                -------                                    ----------

Michael A. Neal                     General Electric Capital Corporation       Executive Vice President, General Electric
                                    260 Long Ridge Road                        Capital Corporation
                                    Stamford, CT 06927

James A. Parke                      General Electric Capital Corporation       Executive Vice President and Chief Financial
                                    260 Long Ridge Road                        Officer, General Electric Capital Corporation
                                    Stamford, CT 06927

G.M. Reiner                         General Electric Company                   Senior Vice President - Chief Information
                                    3135 Easton Turnpike                       Officer, General Electric Company
                                    Fairfield, CT 06431

John M. Samuels                     General Electric Company                   Vice President and Senior Counsel, Corporate
                                    3135 Easton Turnpike                       Taxes, General Electric Company
                                    Fairfield, CT 06431

Keith S. Sherin                     General Electric Company                   Senior Vice President -
                                    3135 Easton Turnpike                       Finance and Chief Financial Officer, General
                                    Fairfield, CT  06431                       Electric Company

Edward D. Stewart                   General Electric Capital Corporation       Executive Vice President, General Electric
                                    1600 Summer Street                         Capital Corporation
                                    Stamford, CT 06904

John F. Welch, Jr.                  General Electric Company                   Chairman and Chief Executive Officer, General
                                    3135 Easton Turnpike                       Electric Company
                                    Fairfield, CT 06431

William A. Woodburn                 General Electric Capital Corporation       Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT 06927

Executive Officers
------------------

Denis J. Nayden                     General Electric Capital Corporation       President and Chief Executive Officer
                                    260 Long Ridge Road
                                    Stamford, CT 06927

Nigel D.T. Andrews                  General Electric Capital Corporation       Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT 06927

Michael A. Neal                     General Electric Capital Corporation       Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT 06927

Edward D. Stewart                   General Electric Capital Corporation       Executive Vice President
                                    1600 Summer Street
                                    Stamford, CT 06905

William A. Woodburn                 General Electric Capital Corporation       Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT 06927

James A. Parke                      General Electric Capital Corporation       Executive Vice President and Chief Financial
                                    260 Long Ridge Road                        Officer
                                    Stamford, CT 06927


                                       2

                                    PRESENT                                    PRESENT
                                    BUSINESS                                   PRINCIPAL
NAME                                ADDRESS                                    OCCUPATION
----                                -------                                    ----------

Nancy E. Barton                     General Electric Capital Corporation       Senior Vice President, General Counsel and
                                    260 Long Ridge Road                        Secretary
                                    Stamford, CT 06927

James A. Colica                     General Electric Capital Corporation       Senior Vice President, Global Risk Management
                                    260 Long Ridge Road
                                    Stamford, CT 06927

Richard D'Avino                     General Electric Capital Corporation       Senior Vice President, Taxes
                                    777 Long Ridge Road
                                    Stamford, CT 06927

Michael D. Fraizer                  General Electric Capital Corporation       Senior Vice President, Insurance/Investment
                                    6604 West Broad Street                     Products
                                    Taylor Building
                                    Richmond, VA 23230

Robert L. Lewis                     General Electric Capital Corporation       Senior Vice President, Structured Finance Group
                                    120 Long Ridge Road
                                    Stamford, CT 06927
Marc J. Saperstein                  General Electric Capital Corporation       Senior Vice President, Human Resources
                                    260 Long Ridge Road
                                    Stamford, CT 06927

Jeffrey S. Werner                   General Electric Capital Corporation       Senior Vice President, Corporate Treasury and
                                    201 High Ridge Road                        Global Funding Operation
                                    Stamford, CT 06927


                          SCHEDULE III TO SCHEDULE 13D

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                               PRESENT                                          PRESENT
                               BUSINESS                                         PRINCIPAL
NAME                           ADDRESS                                          OCCUPATION
----                           -------                                          ----------
Directors
---------
Nigel D.T. Andrews             General Electric Capital Corporation             Executive Vice President, General Electric
                               260 Long Ridge Road                              Capital Corporation
                               Stamford, CT 06927

Nancy E. Barton                General Electric Capital Corporation             Senior Vice President, General Counsel and
                               260 Long Ridge Road                              Secretary
                               Stamford, CT 06927

James R. Bunt                  General Electric Company                         Vice President and Treasurer, General
                               3135 Easton Turnpike                             Electric Company
                               Fairfield, CT 06431

D.L. Calhoun                   General Electric Company                         Senior Vice President,
                               Nela Park                                        GE Lighting
                               Cleveland, OH 44122

Dennis D. Dammerman            General Electric Company                         Vice Chairman and Executive Officer, General
                               3135 Easton Turnpike                             Electric Company; Chairman and Chief
                               Fairfield, CT  06431                             Executive Officer, General Electric Capital
                                                                                Services, Inc.
Benjamin W. Heineman, Jr.      General Electric Company                         Senior Vice President, General Counsel and
                               3135 Easton Turnpike                             Secretary, General Electric Company
                               Fairfield, CT 06431

Jeffrey R. Immelt              GE Medical Systems                               President and Chief Executive Officer, GE
                               3000 N. Grandview Blvd.                          Medical Systems
                               Waukesha, WI 53188

W. James McNerney, Jr.         GE Aircraft Engines                              President and Chief Executive Officer, GE
                               One Neumann Way                                  Aircraft Engines
                               Cincinnati, OH 45215-6301

John H. Myers                  GE Investment Corporation                        Chairman and President, GE Investment
                               3003 Summer Street                               Corporation
                               Stamford, CT 06905

Robert L. Nardelli             General Electric Company                         President and Chief Executive Officer, GE
                               One River Road                                   Power Systems
                               Schenectady, NY 12345

Denis J. Nayden                General Electric Capital Corporation             President and Chief Executive Officer,
                               260 Long Ridge Road                              General Electric Capital Corporation
                               Stamford, CT 06927

                               PRESENT                                          PRESENT
                               BUSINESS                                         PRINCIPAL
NAME                           ADDRESS                                          OCCUPATION
----                           -------                                          ----------

Michael A. Neal                General Electric Capital Corporation             Executive Vice President, General Electric
                               260 Long Ridge Road                              Capital Corporation
                               Stamford, CT 06927

James A. Parke                 General Electric Capital Corporation             Executive Vice President and Chief Financial
                               260 Long Ridge Road                              Officer, General Electric Capital Corporation
                               Stamford, CT 06927

G.M. Reiner                    General Electric Company                         Senior Vice President - Chief Information
                               3135 Easton Turnpike                             Officer, General Electric Company
                               Fairfield, CT  06431

John M. Samuels                General Electric Company                         Vice President and Senior Counsel, Corporate
                               3135 Easton Turnpike                             Taxes, General Electric Company
                               Fairfield, CT 06431

Keith S. Sherin                General Electric Company                         Senior Vice President -
                               3135 Easton Turnpike                             Finance and Chief Financial Officer, General
                               Fairfield, CT  06431                             Electric Company

Edward D. Stewart              General Electric Capital Corporation             Executive Vice President, General Electric
                               1600 Summer Street                               Capital Corporation
                               Stamford, CT 06905

John F. Welch, Jr.             General Electric Company                         Chairman and Chief Executive Officer,
                               3135 Easton Turnpike                             General Electric Company
                               Fairfield, CT 06431

William A. Woodburn            General Electric Capital Corporation             Executive Vice President
                               260 Long Ridge Road
                               Stamford, CT 06927

Executive Officers
------------------

Dennis D. Dammerman            General Electric Capital Services, Inc.          Vice Chairman and Executive Officer, General
                               3135 Easton Turnpike                             Electric Company; Chairman and Chief
                               Fairfield, CT  06431                             Executive Officer, General Electric Capital
                                                                                Services, Inc.
Nigel D.T. Andrews             General Electric Capital Corporation             Executive Vice President
                               260 Long Ridge Road                              See Schedule II.
                               Stamford, CT 06927

D.L. Calhoun                   General Electric Corporation                     Senior Vice President, GE Lighting
                               Nela Park
                               Cleveland, OH 44122

Denis J. Nayden                General Electric Capital Corporation             President and Chief Executive Officer
                               260 Long Ridge Road                              See Schedule II.
                               Stamford, CT 06927

Michael A. Neal                General Electric Capital Corporation             Executive Vice President
                               260 Long Ridge Road                              See Schedule II.
                               Stamford, CT 06927

Edward D. Stewart              General Electric Capital Corporation             Executive Vice President
                               1600 Summer Street                               See Schedule II.
                               Stamford, CT 06905

                                       2

                               PRESENT                                          PRESENT
                               BUSINESS                                         PRINCIPAL
NAME                           ADDRESS                                          OCCUPATION
----                           -------                                          ----------

James A. Parke                 General Electric Capital Corporation             Executive Vice President and Chief Financial
                               260 Long Ridge Road                              Officer
                               Stamford, CT  06927                              See Schedule II.

William A. Woodburn            General Electric Capital Corporation             Executive Vice President
                               260 Long Ridge Road
                               Stamford, CT 06927

Nancy E. Barton                General Electric Capital Corporation             Senior Vice President, General Counsel and
                               260 Long Ridge Road                              Secretary
                               Stamford, CT  06927                              See Schedule II.

James A. Colica                General Electric Capital Corporation             Senior Vice President, Global Risk Management
                               260 Long Ridge Road                              See Schedule II.
                               Stamford, CT 06927

Richard D'Avino                General Electric Capital Corporation             Senior Vice President, Taxes
                               777 Long Ridge Road                              See Schedule II.
                               Stamford, CT 06927

Marc J. Saperstein             General Electric Capital Corporation             Senior Vice President, Human Resources
                               260 Long Ridge Road                              See Schedule II.
                               Stamford, CT 06927

Jeffrey S. Werner              General Electric Capital Corporation             Senior Vice President, Corporate Treasury
                               201 High Ridge Road                              and Global Funding Operation
                               Stamford, CT  06927                              See Schedule II.


                           SCHEDULE IV TO SCHEDULE 13D

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY

                        DIRECTORS AND EXECUTIVE OFFICERS

                           PRESENT                                             PRESENT
                           BUSINESS                                            PRINCIPAL
NAME                       ADDRESS                                             OCCUPATION
----                       -------                                             ----------
Directors
---------
D.W. Calloway              Pepsico, Inc.                                       Retired Director and Chairman of the Board,
                           700 Anderson Hill Road                              Pepsico, Inc.
                           Purchase, NY  10577

J.I. Cash, Jr.             Harvard Business School                             Professor of Business Administration-Graduate
                           Baker Library 187                                   School of Business Administration, Harvard
                           Soldiers Field                                      University
                           Boston, MA 02163

S.S. Cathcart              222 Wisconsin Avenue                                Director and Retired Chairman, Illinois
                           Suite 103                                           Tool Works
                           Lake Forest, IL  60045

D.D. Dammerman             General Electric Company                            Senior Vice President-Finance, General Electric
                           3135 Easton Turnpike                                Company
                           Fairfield, CT  06431

P. Fresco                  Turin, Italy                                        Chairman of the Board, Fiat SpA

C.X. Gonzalez              Kimberly-Clark de Mexico,                           Chairman of the Board and Chief Executive
                             S.A. de C.V.                                      Officer,
                           Jose Luis Lagrange                                  Kimberly-Clark de Mexico,
                           103, Tercero Piso                                     S.A. de C.V.
                           Colonia Los Morales
                           Mexico, D.F.  11510,
                           Mexico

G.G. Michelson             Federated Department Stores                         Former Member of the Board of Directors,
                           151 West 34th Street                                Federated Department Stores
                           New York, NY  10001

E.F. Murphy                General Electric Company                            Vice Chairman of the Board and Executive
                           3135 Easton Turnpike                                Officer, General Electric Company
                           Fairfield, CT 06431

S. Nunn                    King & Spalding                                     Partner, King & Spalding
                           191 Peachtree Street, N.E.
                           Atlanta, GA 30303

                           PRESENT                                             PRESENT
                           BUSINESS                                            PRINCIPAL
NAME                       ADDRESS                                             OCCUPATION
----                       -------                                             ----------

J.D. Opie                  General Electric Company                            Vice Chairman of the Board and Executive
                           3135 Easton Turnpike                                Officer, General Electric Company
                           Fairfield, CT  06431

R.S. Penske                Penske Corporation                                  Chairman of the Board and President, Penske
                           13400 Outer Drive, West                             Corporation
                           Detroit, MI  48239-4001

B.S. Prelskel              Suite 3125                                          Former Senior Vice President, Motion Picture
                           60 East 42nd Street                                 Association of America
                           New York, NY  10165

F.H.T. Rhodes              Cornell University                                  President Emeritus,
                           3104 Snee Building                                  Cornell University
                           Ithaca, NY  14853

A.C. Sigler                Champion International Corporation                  Retired Chairman of the Board, CEO and former
                           1 Champion Plaza                                    Director, Champion International Corporation
                           Stamford, CT  06921

D.A. Warner III            J.P. Morgan & Co., Inc. and Guaranty Trust Co.      Chairman of the Board, President, and Chief
                           60 Wall Street                                      Executive Officer, J.P. Morgan & Co.
                           New York, NY  10260                                 Incorporated and Morgan Guaranty Trust Company


J.F. Welch, Jr.            General Electric Company                            Chairman of the Board and Chief Executive
                           3135 Easton Turnpike                                Officer, General Electric Company
                           Fairfield, CT  06431

Executive Officers
------------------

J.F. Welch, Jr.            General Electric Company                            Chairman of the Board and Chief Executive Officer
                           3135 Easton Turnpike
                           Fairfield, CT  06431

P.D. Ameen                 General Electric Company                            Vice President and Comptroller
                           3135 Easton Turnpike
                           Fairfield, CT  06431

J.R. Bunt                  General Electric Company                            Vice President and Treasurer
                           3135 Easton Turnpike
                           Fairfield, CT  06431

D.L. Calhoun               General Electric Company                            Senior Vice President -
                           Nela Park                                           GE Lighting
                           Cleveland, OH 44122

W.J. Conaty                General Electric Company                            Senior Vice President - Human Resources
                           3135 Easton Turnpike
                           Fairfield, CT  06431

D.M. Cote                  General Electric Company                            Senior Vice President - GE Appliances
                           3135 Easton Turnpike
                           Fairfield, CT  06431


                                       2

                           PRESENT                                             PRESENT
                           BUSINESS                                            PRINCIPAL
NAME                       ADDRESS                                             OCCUPATION
----                       -------                                             ----------

D.D. Dammerman             General Electric Company                            Senior Vice President - Finance
                           3135 Easton Turnpike
                           Fairfield, CT  06431

L.S. Edelheit              General Electric Company                            Senior Vice President - Corporate Research and
                           P.O. Box 8                                          Development
                           Schenectady, NY  12301

B.W. Heineman, Jr.         General Electric Company                            Senior Vice President - General Counsel and
                           3135 Easton Turnpike                                Secretary
                           Fairfield, CT  06431

J.R. Immelt                General Electric Company                            Senior Vice President - GE Medical Systems
                           P.O. Box 414
                           Milwaukee, WI 53201

W.J. Lansing               General Electric Company                            Vice President - Corporate Business Development
                           3135 Easton Turnpike
                           Fairfield, CT  06431

W.J. McNerney, Jr.         General Electric Company                            Senior Vice President - GE Aircraft Engines
                           1 Neumann Way
                           Cincinnati, OH 05215

E.F. Murphy                General Electric Company                            Vice Chairman of the Board and Executive Officer
                           3135 Easton Turnpike
                           Fairfield, CT 06431

R.L. Nardelli              General Electric Company                            Senior Vice President - GE Power Systems
                           1 River Road
                           Schenectady, NY  12345

R.W. Nelson                General Electric Company                            Vice President - Corporate Financial Planning
                           3135 Easton Turnpike                                and Analysis
                           Fairfield, CT  06431

J.D. Opie                  General Electric Company                            Vice Chairman of the Board and Executive Officer
                           3135 Easton Turnpike
                           Fairfield, CT  06431

G.M. Reiner                General Electric Company                            Senior Vice President - Chief Information
                           3135 Easton Turnpike                                Officer
                           Fairfield, CT  06431

G.L. Rogers                General Electric Company                            Senior Vice President - GE Plastics
                           1 Plastics Avenue
                           Pittsfield, MA  01201

J.W. Rogers                General Electric Company                            Vice President - GE Motors
                           1635 Broadway
                           Fort Wayne, IN  46801


                                       3

                           PRESENT                                             PRESENT
                           BUSINESS                                            PRINCIPAL
NAME                       ADDRESS                                             OCCUPATION
----                       -------                                             ----------

L.G. Trotter               General Electric Company                            Vice President - GE Electrical Distribution and
                           41 Woodward Avenue                                  Control
                           Plainville, CT  06062



                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1    Proposal Letter, dated April 14, 2000.

Exhibit 2    Special Committee Letter, dated April 19, 2000

Exhibit 3    Subsequent Letter, dated April 20, 2000

Exhibit 4 Joint Filing Agreement dated April 21, 1999 among GECFS, GE Capital, GECS and GE.